UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL   **Fax (604) 687-6267**
Traded on AMEX symbol: MFN   **website: www.minefinders.com**

N E W S   R E L E A S E

August 9, 2004

Minefinders reports increased Measured and Indicated Resource at Dolores

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the **measured and indicated resources** by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an **inferred resource** within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Two resource tabulations are presented on the accompanying tables. Table 1 is the global resource, separately presented as "Measured and Indicated" (M&I) and "Inferred" resources. Table 2 shows the same resource categories for material contained within the M&I Pit 30 shell, a Lerchs-Grossman pit shell (optimized for $308 gold and $4.84 silver) created using Whittle mine modeling software. Pit shells optimized for higher gold and silver prices would encompass additional resources contained in the global M&I resource shown on Table 1. This pit shell is a non-engineered pit shell based on the measured and indicated resource model and the best available current data on pit slope angles, mining and operating costs, and recoveries. This base data will be modified for the purposes of the final mine design, as additional data are collected and engineering designs are optimized.

During the 2nd Quarter of 2004, Minefinders' board of directors received a comprehensive update on the Dolores feasibility study from its engineering team and an estimated date for its completion in the 4th Quarter of 2004. Originally, Minefinders had intended to release interim feasibility results and financial models for the Dolores project in the spring of 2004, but management determined that to do so would, for regulatory reasons, further delay the release of the final feasibility study. The Company expects to complete the final feasibility study in sufficient time to qualify for mine financing and initiate mine construction in 2005.

The engineering team is now concluding a mine design that optimizes financial returns at gold prices of $300 to $350 an ounce and silver prices of $5 to $5.50 an ounce. Management feels that this range of commodities prices will yield an operating mine with a good balance of risk management, with significant positive exposure to higher metals prices. To date, the Company has completed most of the necessary work (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to generate accurate cost assessments, generate optimized pit shells, scaling of process plant and infrastructure, mine equipment lists, etc., to qualify for a bankable level feasibility study.

Condemnation drilling at Dolores is underway and Minefinders geologists will be targeting several peripheral zones of surface mineralization as part of the mine site condemnation drilling program. Construction of the new north-south mine access road commenced in July and is expected to be completed this fall.

About Minefinders

Minefinders is a highly successful precious metals exploration company with its advanced Dolores gold and silver deposit and several ongoing exploration projects in Sonora, Mexico. The Company is presently working on completing a feasibility study on the Dolores deposit and conducting exploration drill programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

TABLE 1. Resource Tabulation: Global Resource Block Model

Global   Resource

MEASURED + INDICATED

Cutoff *Eq Gpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	3,608	6.181	716,967	218.3	25,318,740	9.091	1,054,551
4.0	5,301	5.070	864,104	190.4	32,455,969	7.610	1,296,850
3.0	8,701	3.910	1,093,949	155.1	43,378,232	5.978	1,672,326
2.0	16,829	2.735	1,479,785	114.5	61,934,510	4.261	2,305,578
1.5	25,482	2.149	1,760,165	94.1	77,082,404	3.403	2,787,931
1.0	37,474	1.695	2,041,855	76.1	91,743,757	2.710	3,265,105
0.9	40,393	1.613	2,094,297	72.8	94,485,974	2.583	3,354,110
0.8	44,088	1.519	2,153,427	68.9	97,605,575	2.437	3,454,835
0.7	49,108	1.408	2,223,165	64.2	101,408,326	2.265	3,575,276
0.6	56,185	1.278	2,307,845	58.7	106,089,514	2.061	3,722,372
0.5	66,013	1.133	2,405,456	52.6	111,726,169	1.835	3,895,139
0.4	79,449	0.985	2,514,950	46.2	118,058,228	1.601	4,089,060
0.3	93,603	0.866	2,605,091	41.0	123,250,140	1.412	4,248,426

Global   Resource

INFERRED

Cutoff *Eq Gpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	692	7.815	173,871	103.7	2,308,247	9.198	204,648
4.0	1,013	6.339	206,465	101.3	3,298,292	7.689	250,442
3.0	1,667	4.812	257,888	90.8	4,865,580	6.023	322,762
2.0	3,419	3.203	352,147	72.2	7,934,923	4.166	457,946
1.5	5,728	2.390	440,173	59.6	10,985,089	3.185	586,641
1.0	9,067	1.799	524,516	50.0	14,573,554	2.466	718,830
0.9	9,950	1.689	540,426	48.1	15,398,301	2.331	745,737
0.8	10,976	1.576	556,257	46.2	16,309,082	2.192	773,711
0.7	12,481	1.440	577,784	43.4	17,401,329	2.018	809,802
0.6	14,682	1.283	605,736	39.7	18,742,171	1.812	855,632
0.5	17,951	1.107	638,956	35.6	20,557,393	1.582	913,054
0.4	22,042	0.951	673,911	31.6	22,365,791	1.372	972,122
0.3	27,528	0.801	708,944	27.5	24,342,529	1.168	1,033,511

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

TABLE 2. Resource Tabulation: In-Pit (M&I pit shell 30) Resource

Measured + Indicated Resource

Indicated Pit 30

Cutoff *EqGpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	3,071	6.035	595,830	226.9	22,403,192	9.061	894,539
4.0	4,422	4.982	708,194	200.1	28,440,435	7.649	1,087,399
3.0	7,111	3.865	883,571	164.4	37,578,137	6.056	1,384,613
2.0	13,495	2.703	1,172,541	122.7	53,237,339	4.339	1,882,373
1.5	20,304	2.114	1,379,933	101.3	66,151,173	3.465	2,261,949
1.0	29,180	1.682	1,577,906	83.0	77,868,922	2.789	2,616,158
0.9	31,293	1.605	1,614,405	79.5	79,961,507	2.664	2,680,559
0.8	33,922	1.517	1,654,279	75.5	82,347,983	2.524	2,752,252
0.7	37,515	1.410	1,701,170	70.7	85,299,319	2.353	2,838,495
0.6	42,471	1.287	1,756,683	65.1	88,869,578	2.154	2,941,610
0.5	49,556	1.144	1,823,231	58.5	93,224,419	1.925	3,066,223
0.4	58,842	1.001	1,893,820	51.8	97,976,639	1.692	3,200,176
0.3	68,396	0.887	1,951,307	46.3	101,746,332	1.504	3,307,925

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. **Name and Address of Company**

State the full name and address of the principal office in Canada of the reporting issuer:

Minefinders Corporation Ltd. (the "Company")
2288 - 1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2. **Date of Material Change**

August 9, 2004

Item 3. **News Release**

The Press Release dated August 9, 2004 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange (the "Exchange").

A copy of the Press Release is attached as Schedule "A".

Item 4. **Summary of Material Change**

The Company announced results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the **measured and indicated resources** by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an **inferred resource** within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Item 5. **Full Description of Material Change**

For a full description of the material change, see Schedule "A".

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 7. **Omitted Information**

Not Applicable.

Item 8.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
604.687.6263

Item 9.   **Date of Report**

Dated at Vancouver, BC, this 9th day of August, 2004.

MINEFINDERS CORPORATION LTD.

Per:

"Paul C. MacNeill"
Paul C. MacNeill
Director

**MINEFINDERS
CORPORATION LTD.**

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263

Listed on the TSX symbol: MFL   Fax (604) 687-6267
Traded on AMEX symbol: MFN   website: www.minefinders.com

N E W S   R E L E A S E

August 9, 2004

Minefinders reports increased Measured and Indicated Resource at Dolores

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to announce the results of updated resource calculations for its 100% owned Dolores project, in Chihuahua, Mexico. Recent infill drilling at Dolores has accomplished its primary objective by increasing the **measured and indicated resources** by 10% to 93 million tonnes, containing 2.6 million ounces of gold and 123 million ounces of silver (at a 0.3 gpt cutoff). An additional 700,000 ounces of gold and 24.3 million ounces of silver are still classified as an **inferred resource** within the current block model. Importantly, the overall percentage of measured and indicated resources has been increased and now represents 94% to 98% of the in-pit resource ounces, and 80% of global resource ounces. This constitutes a critical step for the open pit mine plan being developed for the final feasibility study, as the pit will be generated based on pit shells constructed solely on measured and indicated resource material.

Two resource tabulations are presented on the accompanying tables. Table 1 is the global resource, separately presented as "Measured and Indicated" (M&I) and "Inferred" resources. Table 2 shows the same resource categories for material contained within the M&I Pit 30 shell, a Lerchs-Grossman pit shell (optimized for $308 gold and $4.84 silver) created using Whittle mine modeling software. Pit shells optimized for higher gold and silver prices would encompass additional resources contained in the global M&I resource shown on Table 1. This pit shell is a non-engineered pit shell based on the measured and indicated resource model and the best available current data on pit slope angles, mining and operating costs, and recoveries. This base data will be modified for the purposes of the final mine design, as additional data are collected and engineering designs are optimized.

During the 2nd Quarter of 2004, Minefinders' board of directors received a comprehensive update on the Dolores feasibility study from its engineering team and an estimated date for its completion in the 4th Quarter of 2004. Originally, Minefinders had intended to release interim feasibility results and financial models for the Dolores project in the spring of 2004, but management determined that to do so would, for regulatory reasons, further delay the release of the final feasibility study. The Company expects to complete the final feasibility study in sufficient time to qualify for mine financing and initiate mine construction in 2005.

The engineering team is now concluding a mine design that optimizes financial returns at gold prices of $300 to $350 an ounce and silver prices of $5 to $5.50 an ounce. Management feels that this range of commodities prices will yield an operating mine with a good balance of risk management, with significant positive exposure to higher metals prices. To date, the Company has completed most of the necessary work (infill and condemnation drilling, process metallurgy, geotechnical surveys, environmental surveys, social surveys, resource and mine modeling and detailed engineering) to generate accurate cost assessments, generate optimized pit shells, scaling of process plant and infrastructure, mine equipment lists, etc., to qualify for a bankable level feasibility study.

Condemnation drilling at Dolores is underway and Minefinders geologists will be targeting several peripheral zones of surface mineralization as part of the mine site condemnation drilling program. Construction of the new north-south mine access road commenced in July and is expected to be completed this fall.

About Minefinders

Minefinders is a highly successful precious metals exploration company with its advanced Dolores gold and silver deposit and several ongoing exploration projects in Sonora, Mexico. The Company is presently working on completing a feasibility study on the Dolores deposit and conducting exploration drill programs on its other prospects. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at

Tel: 1 (866) 687-6263 or Fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1. Resource Tabulation: Global Resource Block Model

Global   Resource

MEASURED + INDICATED

Cutoff *Eq Gpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	3,608	6.181	716,967	218.3	25,318,740	9.091	1,054,551
4.0	5,301	5.070	864,104	190.4	32,455,969	7.610	1,296,850
3.0	8,701	3.910	1,093,949	155.1	43,378,232	5.978	1,672,326
2.0	16,829	2.735	1,479,785	114.5	61,934,510	4.261	2,305,578
1.5	25,482	2.149	1,760,165	94.1	77,082,404	3.403	2,787,931
1.0	37,474	1.695	2,041,855	76.1	91,743,757	2.710	3,265,105
0.9	40,393	1.613	2,094,297	72.8	94,485,974	2.583	3,354,110
0.8	44,088	1.519	2,153,427	68.9	97,605,575	2.437	3,454,835
0.7	49,108	1.408	2,223,165	64.2	101,408,326	2.265	3,575,276
0.6	56,185	1.278	2,307,845	58.7	106,089,514	2.061	3,722,372
0.5	66,013	1.133	2,405,456	52.6	111,726,169	1.835	3,895,139
0.4	79,449	0.985	2,514,950	46.2	118,058,228	1.601	4,089,060
0.3	93,603	0.866	2,605,091	41.0	123,250,140	1.412	4,248,426

Global   Resource

INFERRED

Cutoff Eq Gpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	692	7.815	173,871	103.7	2,308,247	9.198	204,648
4.0	1,013	6.339	206,465	101.3	3,298,292	7.689	250,442
3.0	1,667	4.812	257,888	90.8	4,865,580	6.023	322,762
2.0	3,419	3.203	352,147	72.2	7,934,923	4.166	457,946
1.5	5,728	2.390	440,173	59.6	10,985,089	3.185	586,641
1.0	9,067	1.799	524,516	50.0	14,573,554	2.466	718,830
0.9	9,950	1.689	540,426	48.1	15,398,301	2.331	745,737
0.8	10,976	1.576	556,257	46.2	16,309,082	2.192	773,711
0.7	12,481	1.440	577,784	43.4	17,401,329	2.018	809,802
0.6	14,682	1.283	605,736	39.7	18,742,171	1.812	855,632
0.5	17,951	1.107	638,956	35.6	20,557,393	1.582	913,054
0.4	22,042	0.951	673,911	31.6	22,365,791	1.372	972,122
0.3	27,528	0.801	708,944	27.5	24,342,529	1.168	1,033,511

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

TABLE 2. Resource Tabulation: In-Pit (M&I pit shell 30) Resource

Measured + Indicated Resource

Indicated Pit 30

Cutoff *EqGpt	TONNAGE T (1000's)	Grade gpt Au	Gold Au Ounces	Grade gpt Ag	Silver Ag Ounces	*Aueq60 gpt grade	*Aueq60 oz Aueq
5.0	3,071	6.035	595,830	226.9	22,403,192	9.061	894,539
4.0	4,422	4.982	708,194	200.1	28,440,435	7.649	1,087,399
3.0	7,111	3.865	883,571	164.4	37,578,137	6.056	1,384,613
2.0	13,495	2.703	1,172,541	122.7	53,237,339	4.339	1,882,373
1.5	20,304	2.114	1,379,933	101.3	66,151,173	3.465	2,261,949
1.0	29,180	1.682	1,577,906	83.0	77,868,922	2.789	2,616,158
0.9	31,293	1.605	1,614,405	79.5	79,961,507	2.664	2,680,559
0.8	33,922	1.517	1,654,279	75.5	82,347,983	2.524	2,752,252
0.7	37,515	1.410	1,701,170	70.7	85,299,319	2.353	2,838,495
0.6	42,471	1.287	1,756,683	65.1	88,869,578	2.154	2,941,610
0.5	49,556	1.144	1,823,231	58.5	93,224,419	1.925	3,066,223
0.4	58,842	1.001	1,893,820	51.8	97,976,639	1.692	3,200,176
0.3	68,396	0.887	1,951,307	46.3	101,746,332	1.504	3,307,925

*(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.
(Registrant)

Date   August 10, 2004

By:

/s/ Paul C. MacNeill
Paul C. MacNeill
Director